[redacted]

14049027

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 50011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 AND ENDING 12/31/2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

STANDARD CREDIT SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Greenwich Street, 4TH FLOOR

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. RICCIARDI **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Standard Credit Securities Inc.**, as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

A member firm of Ernst & Young Global Limited

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	3,855,764
Commissions receivable		33,666
Deposit at clearing broker		100,000
Deferred tax asset		110,825
Due from affiliates		40,868
Prepaid expenses and other assets		11,744
Total assets	$	4,152,867
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	282,110
Due to affiliate		237,882
Total liabilities		519,992
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		2,935,617
Retained earnings		697,158
Total stockholder's equity		3,632,875
Total liabilities and stockholder's equity	$	4,152,867

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Standard Credit Securities, Inc. (SCS or the Company) is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings, Inc. (the Parent), a wholly-owned subsidiary of Tradition (North America), Inc. (TNA), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition, a company also organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). SCS is an inter-dealer broker of corporate fixed income securities and emerging market bonds. Transactions are cleared through Pershing, LLC (the Clearing Broker) as well as through Tradition Asiel Securities, Inc. (TAS).

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies at year end. These include the changes to our accounting policies which were effective January 1, 2013.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company provides brokerage services from either agency or matched riskless principal transactions. Revenues from these transactions are recorded as follows:

Agency Commissions – The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Matched Principal – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

Deposit at Clearing Broker

Cash on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for statement of financial condition recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

Commissions Receivable

Commissions receivable primarily represents amounts due from the Clearing Broker. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

3. Related Party Transactions

An affiliate provides various services to the Company under a space sharing agreement and, in turn, charges an administration fee. The administration fee is allocated proportionately based on the percentage of revenue generated by SCS and the affiliate. These services include overhead expenses for rent, utilities, compensation and administrative support. Due to affiliate on the statement of financial condition includes $237,882 under this arrangement, as well as the current month's income tax allocation.

The Company clears through TAS as per an agreement. As of December 31, 2013, the Company has a receivable of $39,718 due from TAS for commissions revenue net of clearing charges. This amount is presented as due from affiliates on the statement of financial condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2013, the Company had net capital of $3,467,678, which was $3,217,678 in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

5. Concentration of Credit Risk

At December 31, 2013, the financial instrument that potentially subjects the Company to concentration of credit risk is cash of $3,855,764 which is insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). The entire balance is on deposit with a major financial institution.

6. Commissions Receivable and Deposit at Clearing Broker

Commissions receivable represent amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2013, approximately $32,000 in commissions receivable is concentrated with the Clearing Broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

The Company is required to maintain a deposit at its Clearing Broker in order to conduct its business. At December 31, 2013, the deposit at the Clearing Broker consisted of cash of $100,000.

7. Guarantees

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2013, there were no customer balances maintained by the Clearing Broker and therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by TNA. The Company calculates its income tax expense as though it files a separate company tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has the net deferred tax asset of $110,825 at December 31, 2013, which is primarily due to a litigation accrual. The deferred tax asset at December 31, 2013, is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relates to state and local taxes.

The Company is required to make its evaluation of tax positions taken or expected to be taken in order to determine whether the tax positions are more likely than not of being sustained in the event of an examination by the applicable tax authority. Uncertain tax positions not deemed to meet a more likely than not threshold would be recorded as a tax expense in the current year. The Company accounts for any such reserves as a component of income tax expense. As of and during the year ended December 31, 2013, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2013, the Parent's tax returns for 2010 through 2012 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

9. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

10. Subsequent Events

Effective January 1, 2014, the current business activities of the Company will be conducted by an affiliate, Tradition Asiel Securities, Inc.

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted no other significant events since the date of the statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH. D.C.
189 SECTION

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Standard Credit Securities, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Standard Credit Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. Standard Credit Securities, Inc.'s management is responsible for Standard Credit Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the checks issued.

   There were no findings noted.

2. Compared the amounts reported on the Company's 2013 audited Form X-17a-5 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2013 through December 31, 2013.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

A member firm of Ernst & Young Global Limited

EY
Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

A member firm of Ernst & Young Global Limited

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050011 FINRA DEC
STANDARD CREDIT SECURITIES INC 5*5
255 GREENWICH ST 4TH FL
NEW YORK NY 10007-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 61,685

B. Less payment made with SIPC-6 filed (exclude interest) (32,655)
7-24-13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 29,030

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,030

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 29,030

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Standard Credit Securities, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President Finance
(Title)

Dated the 27th day of February, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,277,072
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	602,597
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 647	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	647
Total deductions	603,244
2d. SIPC Net Operating Revenues	$ 24,673,828
2e. General Assessment @ .0025	$ 61,685

(to page 1, line 2.A.)